09055775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WACHOVIA INSURANCE SERVICES BROKER DEALER INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 WEST TRADE STREET
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN E CURLEY, PRESIDENT — 704-335-4523
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER NOBLE & COMPANY
(Name – *if individual, state last, first, middle name*)

5970 FAIRVIEW ROAD SUITE 402	CHARLOTTE	NORTH CAROLINA	28210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/12

OATH OR AFFIRMATION

I, JONATHAN E CURLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WACHOVIA INSURANCE SERVICES BROKER DEALER INC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Joy Aughinbaugh Vickers

Notary Public JOY AUGHINBAUGH VICKERS

My commission expires September 10, 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOY AUGHINBAUGH VICKERS
NOTARY PUBLIC
MECKLENBURG CO. NC

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

FINANCIAL STATEMENTS

December 31, 2008

TABLE OF CONTENTS

WAGNER NOBLE & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Wachovia Insurance Services Broker Dealer, Inc.:

We have audited the accompanying statement of financial condition of Wachovia Insurance Services Broker Dealer, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachovia Insurance Services Broker Dealer, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10, 12, and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina,
February 19, 2009

Wagner Noble + Company
Wagner Noble + Company

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$10,949,691
Accounts receivable	135,068
	$11,084,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$84,525
Due to related party	452,658
Other liabilities	13,740
Income taxes payable	588,817
Total liabilities	1,139,740
STOCKHOLDER'S EQUITY:	
Common stock (No par value, 1,000 shares authorized, 500 shares issued and outstanding)	20,000
Retained earnings	9,925,019
Total stockholder's equity	9,945,019
	$11,084,759

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2008

REVENUES:	
Commissions and fees	$3,805,447
Interest income	37,006
Total revenues	3,842,453
EXPENSES:	
Salaries and incentive commissions	158,165
Franchise and other taxes	20,605
Licenses and registration	17,808
Occupancy expense	85,372
Legal and professional fees	25,737
Interest expense	606
Other	509,121
Total expenses	817,414
INCOME BEFORE INCOME TAXES	3,025,039
PROVISION FOR INCOME TAXES:	
Current	1,197,687
Deferred	7,410
Total provision for income taxes	1,205,097
NET INCOME	$1,819,942

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2008

	Common Stock		Retained	
	Shares	Par Value	Earnings	Total
Balance, December 31, 2007	500	$20,000	$8,105,077	$8,125,077
Net income	-	-	1,819,942	1,819,942
Balance, December 31, 2008	500	$20,000	$9,925,019	$9,945,019

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$1,819,942
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	35,271
Decrease in accrued expenses	(38,580)
Increase in due to related party	793,219
Decrease in deferred tax asset	7,410
Increase in other liabilities	13,740
Increase in income taxes payable	286,020
Net cash provided by operating activities	2,917,022
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,917,022
CASH AND CASH EQUIVALENTS, beginning of year	8,032,669
CASH AND CASH EQUIVALENTS, end of year	$10,949,691

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company – Mecklenburg Securities Corporation, incorporated on September 14, 1993 in North Carolina, changed its name to Wachovia Insurance Services Broker Dealer, Inc. (the Company), during 2006. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies on policies sold or renewed. A percentage of the commission income received is paid to the agent generating the policy. This commission expense is paid by the Parent per the terms of the 2006 Networking Agreement which provides for commissions to be paid by the Parent as directed by the Company (see Note 2).

Effective September 1, 1999, all outstanding capital stock of the Company was acquired by Wachovia Corporation (Wachovia). At the same time, Wachovia acquired Barry, Evans, Josephs, and Snipes, Inc., a corporation affiliated with the Company through common ownership. Through this acquisition, the Company became a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc., who changed its name to Wachau Insurance Advisors, Inc. (the Parent) in 2008.

The financial statements report the activity of the Company on a historical-cost basis, and do not include any adjustments to reflect the acquiring company's basis of accounting.

Basis of Accounting – Wachovia Insurance Services Broker Dealer, Inc. prepares its financial statements on the accrual basis of accounting. Under this method, revenue is recognized when earned and expenses are recognized when goods or services are received.

Income Taxes - The Company reports income taxes on its earnings as allocated by its Parent, due to its inclusion in the Parent's consolidated income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. All refundable income taxes, income tax accruals, and income tax expense or benefit are computed, authorized, and allocated by the Parent.

Cash Equivalents – The Company invests excess cash in bank overnight accounts on a daily basis. For purposes of reporting cash flows, the Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

Financial Instruments – The Company estimates the fair value of all financial instruments to be equal to the carrying value reflected in the accompanying financial statements.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Wachau Insurance Advisors, Inc. (formally, Barry, Evans, Josephs, and Snipes, Inc). The Parent paid commission expense to agents on behalf of the Company totaling approximately $1,180,000 related to commission income received during the year ended December 31, 2008. This expense is not reported on the financial statements of the Company because the Company maintains a networking agreement which provides for commissions to be paid by the Parent as directed by Company.

The Parent also provides the Company with office space and other office services. During the year ended December 31, 2008, the Company paid Wachau Insurance Advisors, Inc. $85,373 for rental of its office space and reimbursement of other office operating costs. Wachau also charged the Company $606 of interest.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the requirements of rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of $5,000. The Company's net capital and net capital ratios were $3,112,809 and .37 to 1, respectively at December 31, 2008.

4. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

5. **FOCUS REPORT:**

A reconciliation of differences between the Company's FOCUS Report as of December 31, 2008 and the accompanying financial statements for the year then ended is as follows:

	FOCUS Report	Financial Statements	Differences
Cash and cash equivalents	$4,185,478	$10,949,691	$6,764,213
Receivables – other	198,360	135,068	(63,292)
Other assets	6,747,839	-	(6,747,839)
Accounts payable, accrued expenses and other liabilities	(1,179,267)	(1,139,740)	39,527
Total equity	(9,952,410)	(9,945,019)	7,391
	$ -	$ -	$ -

These differences are due to classification differences on the statement of financial position and differences in interest income accrued at December 31, 2008.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission included with these financial statements is not materially different from the computation reported in the Company's unaudited filing of part IIA of the FOCUS report. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

6. **SUBORDINATED LIABILITIES:**

The Company had no subordinated liabilities at December 31, 2008.

7. **INCOME TAXES:**

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal tax return. The Company files its own state income tax return. The Company's current tax provision is recorded as "Income Tax Payable" on the statement of financial position for the amounts due the Parent for the Company's portion of the consolidated income tax expense paid by the Parent. Income taxes paid to the Parent during the year totaled $911,666.

Summary of the provision for income tax for the year ended December 31, 2008, is as follows:

Federal provision	
Current	$996,482
Deferred	6,156
	1,002,638
State provision	
Current	201,205
Deferred	1,254
	202,459
	$1,205,097

8. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. At December 31, 2008, the Company had approximately $4,125,000 on deposit in one bank which is federally insured for $250,000 and $6,825,000 of lockbox funds on deposit in the Parent bank as of December 31, 2008.

The Company has a geographic concentration of risk in that it operates mostly in the Southeast. The ability of the Company to generate future revenues is dependent upon the economic conditions within that area. Management feels that this concentration represents a normal business risk.

9. SALE OF CONTRACTS:

On June 27, 2008, the Parent sold the right to certain insurance contracts of the Parent. The Company was not party to the sales agreement. The effect of this sale will result in reduced renewal revenue for the Company in future years.

It is anticipated that additional insurance contracts will be sold in the first quarter of 2009 resulting in further reductions of renewal revenue for the Company.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

Stockholder's equity		$9,945,019
Less non-allowable assets:		
Cash deposits with parent bank net of normal day-to-day operating balances	$6,764,213	
Compensation due on accrued revenue	67,997	6,832,210
Net capital		$3,112,809
Aggregate indebtedness:		
Accrued expenses	$84,525	
Due to related party	452,658	
Other liabilities	13,740	
Income taxes payable	588,817	$1,139,740
Minimum net capital required		$75,983
Excess net capital		$3,036,826
Excess net capital at 1,000 percent		$2,998,835
Ratio: Aggregate indebtedness to net capital		.37 to 1

Continued

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - Continued

As of December 31, 2008

Reconciliation with Company's computation in Part II of Form X-47A-5 as of December 31, 2008:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$3,073,282
Audit adjustments due to reclassification entry	39,527
Net capital per above	$3,112,809

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

MATERIAL INADEQUACIES - RULE 17a

For the year ended December 31, 2008

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

WAGNER NOBLE & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Wachovia Insurance Services Broker Dealer, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Wachovia Insurance Services Broker Dealer, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina,
February 19, 2009

Wagner Noble & Company

END